Optio Software Optimizing information

World Headquarters Optio Software, Inc. 3015 Windward Plaza Fairways II Alpharetta, GA 30005 USA

tel: 770.576.3500 fax:770.576.3699 August 2, 2005

Stephen G. Krikorian, Branch Chief – Accounting United States Securities and Exchange Commission

Division of Corporate Finance, Room 4561 Washington, D.C. 20549

Re: Optio Software, Inc.

Form 10-K for Fiscal Year Ended January 31, 2005

Form 8-K filed on April 14, 2005 File No. 1-15529

Dear Mr. Krikorian:

This letter sets forth the response of Optio Software, Inc. (the “Company” or “Optio”) to the Commission’s comment letter dated July 19, 2005. The Company has reproduced each of the Staff’s comments and/or questions and indicated its response thereafter. The Company has reviewed this response with its current external auditors and outside legal counsel.

The Company believes that the following responses appropriately address the Staff’s comments.

Form 8-K on April 14, 2005

1. We note your reference to “free cash flow from operations and other activities” and remind you that use of non-GAAP measures must comply with the provisions of Regulation G and Item 10(e) of Regulation S-K.

The Company will ensure that all future filings comply with Regulation G and Item 10(e) of Regulation S-K as they relate to non-GAAP measures.

Form 10-K for Fiscal Year Ended January 31, 2005

Controls and Procedures – Evaluation and Disclosure Controls and Procedures, page 32

2. Your disclosure in the first paragraph appears to be substantially similar to the definition of disclosure controls and procedures set forth in Rule 13a-15. www.optiosoftware.com info@optiosoftware.com

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However, your test suggests that the disclosure controls and procedures that were evaluated by your chief executive officer and principal financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of the Rules. Please revise future filings to state, if true, whether for the periods covered by the reports referenced above, your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

The Company will revise its future filings to state whether for the periods covered by the report referenced, our officers concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the report that it files or submits under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

3.	We note your reference in the first paragraph to “reasonable assurance” and your disclosure in the second paragraph which includes the statement that “a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives that the controls system are met.” Revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, all references to the level of assurance of your disclosure controls and procedures may be removed from your disclosures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

The Company will revise its future filings to state clearly that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

4.	We note your statement that there were no “significant” changes in your internal controls over financial reporting during the quarter ended January 31, 2005 that have materially affected, or were reasonably like to materially affect your internal control over financial reporting. In future filings, revise your disclosure to state clearly, if correct, that you did not experience any change during the quarter that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-K.

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The Company will revise its future filings to state clearly, if true, that it did not experience any change during the quarter that has materially affected, or is reasonably like to materially affect, our internal controls over financial reporting.

Note 4 – Notes Receivable page F-12

5.	Please tell us how your accounting and valuation of the M2 note receivable complies with SFAS No. 114 and demonstrate how your disclosures comply with the requirements of paragraph 20 of SFAS No. 114.

Until September 1, 2003, M2 Systems Corporation (“M2”) had made all payments required under the note in a timely manner (disregarding payments withheld for indemnification issues, which were subsequently resolved). A notice of non-payment was issued on September 9th, after which M2 had thirty (30) additional days to make payment (the “cure period”). M2 made their required payment on October 8th.

Prior to the issuance of the Company’s third quarter (October 31, 2003) financial statements, M2 informed Optio on November 26, 2003, that it would be unable to make it’s December 1, 2003 payment on its due date. A routine review of M2’s quarterly financial statements also indicated that the company was experiencing cash flow difficulties. Following M2’s failure to make its December 1, 2003 payment, management determined that the loan was impaired, as it was “probable” that Optio would be “unable to collect all amounts due according to the contractual terms of the loan agreement”, as prescribed by paragraph 8 of SFAS No. 114. An impairment loss, as further described below, was thus recorded in the third quarter of fiscal year 2004.

In accordance with paragraph 13 of SFAS No. 114, a creditor should then measure the impairment based on the “fair value of the collateral” when the creditor determines that “foreclosure is probable”. If payment was not made within the cure period, Optio would have declared M2 in default and would have taken possession of the collateral (the assets such as cash, accounts receivable, software, fixed assets, maintenance stream, etc.). Based on an onsite collateral review conducted by Optio on October 7-8, 2003, Optio valued all of M2’s tangible assets which consisted primarily of cash and accounts receivable at their fair values, which approximated their carrying values.

By analogy, the Company considered the provisions of SFAS No. 141 and SFAS No. 142 in determining the fair value of other intangible assets including the maintenance customer base and software. Under the provisions of these standards, these assets are considered intangible assets since they are separable assets arising from contractual-legal rights. Under these statements, these assets should be also valued at fair value, defined as the amount at which as asset can be bought or sold in a current transaction between willing parties. If quoted market prices are not available, the present value technique or the multiple of earnings or revenue technique may be used to value the asset. The multiple of earnings or revenue technique would not have been appropriate in this circumstance, as it requires the use of a multiple of a comparable operation, which was not known to Optio. To value the intangible assets, Optio used the present value technique (present value of future cash flows).

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The estimated fair values of the tangible and intangible assets of M2 as calculated above were deemed to be less than the recorded investment in the M2 loan and as such, an impairment loss of $900,000 was recorded on the note in the third quarter of fiscal year 2004.

Optio has continued to periodically assess the value of the collateral. No additional impairment of the note is believed to have occurred based on this continued assessment.

With respect to the disclosures required by paragraph 20 of SFAS 114, Optio has set forth the requirements below and has indicated its response thereafter:

(a)	As of the date of each statement of financial position presented, the recorded investment in the loans for which the impairment has been recognized in accordance with this Statement and the total allowance for credit losses related to those impaired loans

The Consolidated Balance Sheets reflect the Notes receivable from M2, net of impairment reserve, as of each balance sheet date. Thus, while the disclosure reflects the net investment in both periods, the recorded investment could be calculated. The total allowance for credit losses (impairment reserve) is reflected on the face of the Consolidated Balance Sheets in both periods. In future filings, Optio will present the gross recorded investment in the M2 Note on the face of the Consolidated Balance Sheets for each period presented.

(b)	For each period for which results of operations are presented, the activity in the allowance for credit losses account, including the balance in the credit losses account at the beginning and end of each period, additions charged to operations, direct write-downs charged against the allowance, and recoveries of amounts previously charged off

All activity in the Impairment of M2 Note Receivable account has been reflected on the Consolidated Statements of Operations. There has only been one addition to the allowance (impairment reserve), which Optio further described in Note 4 to the financial statements. Because there was no other activity in the allowance account, Optio did not present a roll forward of the allowance account. However, for clarification to the reader, in future filings Optio will present in tabular format, for each period for which results of operations are presented, a roll forward of the activity in the allowance account.

(c)	The creditor’s income recognition policy (paragraph 17(a) or (b)). A creditor that recognizes income in accordance with 17(a) also shall

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disclose the amount of interest income recognized in accordance with that paragraph.

To date, Optio has not recognized income in accordance with either paragraph 17(a) or (b) and thus no disclosure has been made. In future filings, Optio will disclose that, should there be any improvement in the fair value of the collateral of the loan, Optio will recognize this increase in measurement as a reduction of bad debt expense that would otherwise be reported.

Acknowledgements

The Company hereby acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(b)	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in these matters. If you have any further questions, please do not hesitate to contact me.

Sincerely,

Caroline Bembry

Chief Financial Officer